

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   June 6, 2016

Via E-mail
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005

> **Re: Fuda Group (USA) Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 10, 2016**
> **File No. 333-208078**

Dear Mr. Wu:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   It appears that you intend to conduct this offering on a best-efforts basis, and that you may sell less than the full offering amount. Please revise your use of proceeds (page 31), dilution (page 31), and beneficial ownership (page 56) sections to provide the information in those sections assuming that you sell less than the full offering amount, for example, assuming that you sell only 10%, 25%, 50%, and 75% of the offering.

2.   We note your response to prior comment 5 in our letter dated January 15, 2016. Your response and disclosure state that James Cassidy and James McKillop serve as officers and directors of "these corporations." Please clarify if James Cassidy and James McKillop served as officers and directors or held any ownership interest in Fuda UK, Marvel and/or Liaoning Fuda before or after the transactions with Fuda Group USA.

3.   We further note your response to prior comment 5. As previously requested, tell us why 301,500,000 common shares were issued to various shareholders and then were subsequently redeemed. Tell us specifically how these shares were considered when determining how to account for the transactions with Fuda UK and Marvel. In this regard, it is unclear how you determined that reverse merger accounting was appropriate and that these companies were not under common control.

Fee Table

4.   We note your supplemental response to comment seven in our letter dated January 15, 2016 indicates that you "you expect to sell 100,000,000 shares." In your next amendment, please clarify which paragraph of Rule 457 you are relying upon. If you intend to register a maximum dollar amount of securities, refer to Rule 457(o). If, as it appears, you intend to register a number of shares of common stock, please refer to Rule 457(a) and revise your fee table to include the number of shares to be registered, and proposed maximum offering price per share, in addition to the information you have already provided in the table.

5.   We note your supplemental response to comment seven in our letter dated January 15, 2016 indicates that the "share price of $2.00 is not fixed and subject to change prior to the S-1 becoming effective." Please note that if this share price changes before effectiveness, you will be required to update multiple sections of your registration statement, including, but not limited to, use of proceeds, dilution, and MD&A. Additionally please note that because this is a primary offering and there is not a current market for your shares, you must sell these shares at the fixed price disclosed at effectiveness for the entirety of the offering.

Prospectus Cover Page

6.   We note your revised disclosure in response to comment 12 in our letter dated January 15, 2016. In your next amendment, please revise here to update the page location of your risk factors, as required by Item 501 of Regulation S-K.

Prospectus Summary, page 3
The Company, page 3

7.   We note your disclosure that the "company will obtain funds… with the first fund raising round set at $200M." Please revise this disclosure to clearly indicate that you may raise significantly less than $200 million in this first round.

Corporate History, page 3

8.   We note that your supplemental response to comment 14 in our letter dated January 15, 2016. As 'net worth' is generally understood to refer to a company's assets less liabilities, your statement that your net worth is $1.5 billion appears to be significantly overstated. In this regard we note that your audited financial statements show total stockholders' equity at December 31, 2015 as $65.5 million. Please revise to remove the implication that your net worth is $1.5 billion.

Business Operations, page 4

9.   We note your revised disclosure in response to comment 16 in our letter dated January
      15, 2016. In your next amendment, please disclose here that, consistent with your
      disclosure on page 50, for fiscal year 2015 granite accounted for over 98% of your
      revenues. Please make similar disclosure in the section entitled "The Business"
      beginning on page 34. Note that you should state for each of the last three fiscal years
      the amount or percentage of total revenue contributed by any class of similar products
      which accounted for 15% or more of your consolidated revenue. Please see Item
      101(c)(1)(i) of Regulation S-K.

10.   We note your response to comment 17 in our letter dated January 15, 2016 and your
      revised disclosure. Please provide the following information for fiscal 2015 so that we
      may better understand your response:
      • The total tonnage of gold ores, powder, and sand purchased,
      • The average grade of gold ores, powder, and sand purchased,
      • The average purchase price per unit,
      • The total tonnage of gold ores, powder, and sand sold (or refined ounces if
        applicable),
      • The average grade of gold ores, powder, and sand sold (or refined ounces if
        applicable), and
      • The average sales price per unit.

11.   We note your response to comment 20 in our comment letter dated January 15, 2016 and
      your statement that the operation of mines is not in the Company's near-term plans nor
      will the $200 million of proceeds be used in that regard. This statement appears to
      contradict other disclosures in your filing. For example, on page 15 of your revised
      disclosure you state that FUDA Group USA intends to raise $200 million to acquire,
      either partially or whole, any one or more, in any combination, gold, fluorite, graphite,
      granite and marble resource mines and facilities. Please advise.

Competition: The 7 Biggest Chinese Mining Companies, page 5

12.   Please remove your disclosure here that you are involved in the business of silver, if this
      reference is in error. We note that you do not discuss silver elsewhere in the prospectus.

SWOT Analysis, page 8

13.   Given that you do not currently own or operate any mines and only make revenue
      through trading and outsourcing, please revise to explain why "[d]omination of the
      supply chain" and "[f]ull control of inventory" are strengths of your business or remove
      these disclosures from your registration statement.

Key Milestones, page 10

14.   Please clarify in your registration statement how attending roadshows is consistent with your proposed business plan. Clarify the purpose of the roadshows and what concrete plans you have made to engage in the roadshows

15.   We note your disclosure that you have "set aside 6 months of fundraising to achieve [your] target." Please disclose your target here and discuss your plans if your target is not reached in this six month period. In addition, the timeframe set forth in this section seems inconsistent with disclosure on the cover page of the prospectus that you intend to keep this offering open for two years.

Management Team, page 10

16.   We note the two organizational tables presented that appear to be identical except for the position of Jimmy Lee. Please revise to correct this presentation accordingly.

Past Financial Performance, page 11

17.   We note your response to comment 27 in our letter dated January 15, 2016. The statements below include your judgements about what your financial performance represents with no analysis of the trends, facts or events that led to your historical performance. Please revise to provide this analysis or cross reference to a specific analysis in MD&A upon which you base your conclusions:
   • "The Company has been thriving since its inception – its success easily ascertainable from the tables below. The balance sheet indicates how well it has performed in its last two years of operation." [page 11]; and
   • "Again, this table demonstrates the high level of success that the Company has achieved in its two years of operation. The fact that it generates considerable revenues indicates the demand for such services. [page 11]

18.   Please add disclosure in this section to clarify that past performance is not necessarily an indicator of future performance as future trends, events and uncertainties may impact future performance in material ways that may be unfavorable. Please also remove statements that imply certainty about future performance such as that your "cash flows show that the Company is safe from a financial crunch."

Financial Projection: Funding page 15

19.   We note your disclosure that you may "partially" acquire a mine. Here, or in an appropriate section of your registration statement, please expand upon the differences between a partial and full mine acquisition, including, but not limited to:
   • how the mine will be managed;
   • how revenues and costs will be divided; and
   • the process of selecting potential ownership partners.

Risk Factors, page 18

20.   Please add a risk factor disclosing that investors will not know which specific mine or type of mine that will be purchased by Fuda Group at the time they purchase shares in the offering.

The Company is dependent on its suppliers…, page 20

21.   We note your revised disclosure in response to comment 35 in our letter dated January 15, 2016 that you are dependent upon and exposed to the risk of your current key suppliers. In your next amendment, please file your agreements with Junda Mining Co., Xiang An Mining Co., Heng Xu Mining Co., Changan Gold Mine, and Zhenan Gold Mine as material contract exhibits to the registration statement.

Use of Proceeds, page 31

22.   Please disclose your supplemental response to comment 39 in our letter dated January 15, 2016 detailing your uses of proceeds at different percentages of the offering sold in the prospectus.

Plan of Distribution, page 32

23.   Please revise this discussion significantly to explain how you will conduct your offering if you do not engage an underwriter, broker-dealer or selling agent. Your discussion should include information such as how you will market the offering, price and duration of the offering, how investors may subscribe for shares, what individuals will be involved in the offering and whether they intend to register as broker-dealers or rely on an exemption from registration.

The Business page 34
General

24.   We note your response to comment 43 in our comment letter dated January 15, 2016. Maps should be in English and have the following features:
  - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing,
  - A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered,
  - A north arrow,
  - An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located,
  - A title of the map or drawing, and the date on which it was drawn, and
  - In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. Please revise accordingly.

25.   Additionally we note your disclosure on page 35 in which you state that the company intends to acquire mining rights for your land assets. Revise to fully discuss the process by which mining rights are obtained for your property. Include the timeframe to obtain such rights, the relevant government authorities, and the costs to obtain the land rights. We suggest including this disclosure under the Property section of your filing.

26.   Provide a clear statement that your land assets contain no proven or probable reserves as defined by the United States Securities and Exchange Commission and that no detailed exploration plans have been developed. We suggest including this disclosure under the Property section of your filing.

27.   We note your response to comments 44 and 45 in our letter dated January 15, 2016. Considering your statement on page 10 that you have conducted a number of preliminary feasibility studies on the target mines, we reissue the comments. Please provide the requested information for land assets currently held by the company in which you intend to obtain exploration or mining rights and for the properties you intend to acquire. We suggest including the requested disclosure under the Property section on page 44. To the extent that the requested disclosure is unknown, clearly state the specific information that is unknown referencing a specific property.

28.   Please tell us if you currently perform any processing related to your granite/marble trade business and, if so, describe the processing in an appropriate location of your filing.

29.   In an appropriate location of your filing please disclose your fiscal 2015 total granite/marble tonnage purchased and the average purchase price and the total granite/marble tonnage sold and the average sales price.

Background, page 34

30.   If you are unable to provide the information requested by comment 27, please remove your disclosure that your parcels of land have "gold veins."

31.   We note your supplemental response to comment 48 in our letter dated January 15, 2016. In your next amendment, please disclose that you purchase gold bars from Zhenan Gold Mine.

The Market, page 36; Market Trends and Dynamics, page 36; Pricing, page 42

32.   As you have disclosed in your response letter that "you do not intend to pursue th[e] jewelry business and manufacturing in the near term," please remove or deemphasize disclosures relating to the jewelry manufacturing business, including most of the disclosures on page 36 and the final paragraph of the "Pricing" subsection that discusses

how your jewelry will be priced and manufactured. Alternatively, revise these discussions to place them in an appropriate context that describes why this information is important to investors.

Competition, page 39

33.   We note that the companies you identify here as competitors appear to be engaged in the mining of coal and copper. Please revise to explain how these companies compete with you and why their businesses are relevant to yours.

Strategic Relationships with Suppliers, page 41

34.   Please disclose your supplemental response to comment 54 in our letter dated January 15, 2016, regarding your relations with Junda Mining, Heng Xu Mining, and Xiang Mining, in your amended registration statement.

Customers, page 41

35.   We note your revised disclosure in response to comment 56 in our letter dated January 15, 2016. In your next amendment, please disclose the amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, as well as the portion thereof not reasonably expected to be filled within the current fiscal year. Additionally, please disclose the customers, including affiliates, which accounted for more than 10% of your revenue in fiscal year 2015.

The Company, page 43

36.   We note your statement on page 44 with respect to your land use rights indicating that these land parcels follow a vein of rich mineral resources and precious metal deposits. Considering that you have performed no exploration work on the property please revise to remove speculative language such as *rich mineral resources* until detailed exploration has been performed to confirm mineralization on the property.

Management's Discussion and Analysis, page 47
Liquidity and Capital Resources, page 48

37.   We note the cash amounts attributed to your subsidiaries listed on page 48 aggregate only $18,128,550 compared to the $18,178,550 as disclosed and as shown in the balance sheet. Please reconcile or address accordingly.

38.   We note the table you have provided on page 49 that provides a breakdown of the "Due to Related Party" line item on the balance sheet. The balance you have listed at December 31, 2014 does not agree to what you have presented on your balance sheet. Further we note based on the amounts presented in your statement of cash flows that your balances do not roll forward from December 31, 2014 to December 31, 2015. Please

provide a rollforward of these balances for 2015 and ensure that your balances appropriately match what is presented on the face of your financial statements.

39.   We have read your response and revision related to comment 66 in our letter dated January 15, 2016. You have indicated that "Included are the Condensed financial information of registrant because the registrant's consolidated subsidiaries exceed 25% of the registrant's consolidated net assets as required by Rule 4-08(e) of Regulation S-X." Please direct us to where the information required by Rule 4-08(e) of Regulation S-X is located in the filing. Alternatively, amend to include this information.

40.   We note that your response to comment 61 in our letter dated January 15, 2016 does not disclose the material terms of the loan(s) during fiscal year 2013 that caused you to pay $5.4 million in interest expense. Please supplementally tell us the terms of the loan(s), as they may be material for investors in analyzing your current performance.

Discussion of the Years Ended December 31, 2015 and 2014, page 50

41.   Please expand upon, and quantify, the specific factors that caused revenue to fall by 9.7% in fiscal year 2015.

42.   Please note that the gross margin amounts discussed on page 50 do not agree to what is presented on the face of your income statement. Please revise.

Management, page 51
Director Independence, page 54

43.   We note your disclosure that you plan "to appoint independent directors into the Board at or before the time that the instant registration statement becomes effective." Please note that you if you appoint any additional directors to the board before effectiveness, you must identify them in the prospectus and provide the information required by Item 401 of Regulation S-K before effectiveness.

Executive Compensation, page 55
Employment and Consulting Agreements, page 55

44.   We note your revised disclosure in response to comment 69 in our letter dated January 15, 2016. In your next amendment, please disclose the material terms of these executive employment agreements and executive-level consultant agreements in your registration statement.

Financial Statements
2. Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-9

45.   We note your disclosure regarding Liaoning Fuda Agency International Sales which represented $5.6M of sales or 13% of revenue in 2014. Tell us whether or not the sales you recognized for these agency transactions were recognized gross or net and how your accounting complies with ASC 605-45. Please provide more information about the terms and risks associated with these transactions and an analysis of how you considered ASC 605-45-45.

4. Security Deposits to Suppliers, page F-13

46.   We have read your response to comment 78 in our letter dated January 15, 2016. Please confirm to us, if true, that the trade financing loans are separate transactions unrelated to security deposits paid to suppliers and the related purchasing of inventory. Please revise this footnote to disclose the clarifying information you have provided in your response.

47.   Please provide a detailed explanation of how the change in your deposits to supplier line items impacted your inventory balances for each year. Provide a rollforward of both your deposits to supplier and inventory line items for each year presented.

9. Related Party Transactions, page F-14

48.   We have read your response to comment 79 in our letter dated January 15, 2016. With regard to your barter trade transactions for land, please address the following:
- You have indicated that the land purchased was recorded at historical cost because the transactions were not arms-length as they were purchased from a related party and therefore no gain or loss was recognized on the transfer. However, we note from page 51 your disclosure that "The sales price of the granite stones traded was at market price." Therefore, pursuant to ASC 845-10-30-1, it appears the transaction should have been recorded at the market price of the granite stones traded since that price is more clearly evident than the land. Please reconcile these opposing statements, confirm how you have recorded the barter transactions and specifically address how your accounting complies with ASC 845;
- Your response indicates that you will "review the historical cost of the land to evaluate if there is an impairment loss to be recognized." Please tell us whether an impairment analysis was performed at December 31, 2015 and if the analysis resulted in an impairment loss at December 31, 2015 and/or the most recent balance sheet date;
- Provide the journal entries to record your barter transactions. You state in your response that you record a payable when you receive the land. It is unclear why your barter transactions in stones do not impact your inventory account. Tell us why it is appropriate to record all of your land barter transactions to revenue and cite the authoritative literature in GAAP that supports your accounting;

- Your disclosure on page 51 states that you entered into barter transactions in 2014 but were silent about 2015. We note your disclosure on page F-15 that you recorded barter trade revenue of $8.3 million during 2015. Please revise disclosure for consistency;
- Your land balance recorded at December 31, 2015 and December 31, 2014 is $49,446,030 and $52,267,967, respectively. Please provide a rollforward of your land balance for each year presented. Specifically address why your land balance decreased during 2015 and address how the $8,257,534 of barter revenues in 2015 were considered in your land balance at December 31, 2015;
- Additionally, tell us if your 2014 balance includes the $23,100,627 of barter revenue recognized in 2014 and disclosed on page 57 in addition to some portion of the $31,633,774 recorded on your statement of cash flows. Please reconcile the difference between these amounts as it appears there is a $2.5 million difference between what you recognized in revenue and on your statement of cash flows and what you have recorded on your balance sheet; and
- Your response indicates that the amounts recognized on your statement of cash flows for purchases of land in investing activities were barter transactions. Tell us how your presentation of a non-monetary transaction as an investing activity is appropriate and complies with ASC 230-10-50.

Item 14. Indemnification of Directors and Officers, page 60

49.   We note your revised disclosure in response to comment 85 is disclosed under Disclosure of Commission Position of Indemnification for Securities Act Liabilities on page 58. Please move this revised disclosure to Item 14 of your registration statement.

Item 15. Recent Sales of Unregistered Securities, page 60

50.   We note your disclosure on page 61 that on September 30, 2015 you issued 100 shares to 350 shareholders "as compensation." Given your disclosure on page 44 that you have "approximately 50-60 employees," please disclose why you needed to compensate 350 individuals and briefly describe the reasons why these individuals were compensated.

Closing

        You may contact Jenn Do, Staff Accountant at 202-551-3743 or Melissa Rocha, Senior Assistant Chief Accountant at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202-551-3610 with questions on engineering related comments and contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
       Anthony Patel, Esq.
       Cassidy & Associates